September 15, 2009

United States Securities and Exchange Commission
Washington DC 20549-4628

Attention:	Karl Hiller

Reference:	EcoEmissions Solutions Inc
(formerly Resource Group Inc)
Form 10K/A for Fiscal Year Ended February 28, 2009
Filed June 16, 2009
Item 4.01 Form 8-K Filed August 14, 2009
File No. 333-150463
Commission Letter dated September 2, 2009

Dear Mr Hiller:

We respond to the referenced matter and the information contained in your letter dated September 2, 2009.

On September 8, 2009 we filed our amended 8-K/A in response tthe United States Securities and Exchange Commission’s (Commission) request to correct the information contained in Item 4.01, Form 8-K, filed on August 14, 2009 as this August 14, 2009 filing failed to disclose that on August 27, 2009 the PCAOB revoked the registration of Moore and Associates Chartered (`Moore``) because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 thereunder, and noncooperation with the Board investigation. As we were unable to obtain an Exhibit 16 letter from Moore, the 8-K/A was filed with out the Exhibit 16.1 letter and a note to that effect was included.

In addition the Commission requested the Company respond to the issue of re-audit should the Company be required to file its financial statements with the Commission after August 27, 2009.The Commission pointed out that any audit reports or consents provided by Moore would not be accepted by the Commission, In this regard the Company has determined that it will re-audited its February 28, 2009 Year End filings so that the Year End February 28, 2010, which will include the comparison Year End February 28, 2009 can be disclosed as audited by our newly appointed auditors, Seale and Bears, CPAs.

Should it become necessary for reasons unknown at this time, to file re-audited February 28, 2009 Year End prior to the due date for the February 28, 2010 Year End, the Company will include re-audits for both its Year Ended February 28, 2009 Year End and its Period Ended February 29, 2008 Year End.

We trust this fully respond to the Commissions question.

Yours very truly
EcoEmissions Solutions Inc

Thomas Crom
Secretary, Chief Financial Officer, Principal Financial Officer and Director